Exhibit 99.1

COMPANY ANNOUNCEMENT

(ASX: ATH)

RESULTS OF ANNUAL GENERAL MEETING

Friday, 12th November 2021

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today.

The Chairman voted undirected proxies in his control in favour of all resolutions.

Resolution 1 and 7 are resolutions that required 75% approval to be passed. This threshold has been achieved and these resolutions passed.

On behalf of the Board

Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Level 3, 62 Lygon Street, Carlton Victoria Australia 3053	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735